1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

February 12, 2013

Laura E. Hatch

Staff Accountant

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust and iShares, Inc.

Dear Ms. Hatch:

On December 7, 2012, the SEC staff (the “Staff”) provided comments related to certain financial statements of individual series of iShares Trust and iShares, Inc. The Staff’s comments to the financial statements, and the registrants’ responses, are provided below.

Staff comments and registrants’ responses:

1. The Staff noted that the iShares Russell 3000 Index Fund’s financial statements did not indicate securities on loan at the end of the period, focusing on the “other securities” category. If the other securities category includes securities on loan, the Staff asked that the relevant footnote be expanded to say so.

Response: Going forward, for this Fund and other relevant iShares Funds that present a Summary Schedule of Investments, the footnote describing “other securities” will be expanded, when applicable, to state that other securities includes securities on loan as of the date of the report.

2. With respect to Level 3 securities for the iShares Russell 3000 Index Fund, the Staff noted that the financial statements did not show “roll-over” and asked whether the materiality threshold for “roll-forward” at the end of the period had been met?

Response: Yes, the materiality threshold was not met, and therefore the roll-forward was not included.

3. The Staff discussed the filing for the iShares S&P Global Material Sector Index Fund. In the foreign taxes section, it was noted that there was a reference to “other corporate events” which refers to the notes. The Staff requested a more detailed description of foreign taxes, which are referred to as “other foreign taxes” and asked if the registrant could provide examples of “other corporate events.”

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February 12, 2013

Response: The Foreign Taxes note to the financial statements will be updated to further explain the term “other corporate events.” In particular, the note will explain that “other corporate events” includes corporate actions that do not provide the recipient the option to receive cash (i.e. stock dividends).

4. The Staff noted that the auditors name is missing from the internal control letters for the period ending March 31, 2012 and April 30, 2012.

Response: The registrants confirm that for each of the NSAR-B filings for iShares Trust for the periods ended March 31, 2012 and April 30, 2012, and the NSAR-B filing for iShares Inc. for the period ended April 30, 2012, a signed internal control letter was provided by PricewaterhouseCoopers LLP. The registrants will work to ensure that all future NSAR-B filings include an internal control letter that also includes the auditor’s name.

5. The Staff noted that the N-SAR filing (October 26, 2012) was missing its internal control letter altogether.

Response: The NSAR-B filing for iShares Inc. for the period ended August 31, 2012 (originally filed on October 26, 2012) will be re-filed to include the internal control letter.

6. The Staff asked about the cause of the tracking error for the FTSE NAREIT Mortgage Plus Capped Index Fund. (The disclosure noted that the average annual return since inception was -13.7% but the index return was -7.95%.)

Response: The tracking error for the FTSE NAREIT Mortgage Plus Capped Index Fund relative to its index occurred during 2009. For the year ended April 30, 2009 the total return for Fund was -40.70% while the total return for the Index was -23.94%. Included in the Fund’s April 30, 2009 annual report was the following explanation for and management’s response to the tracking error:

“Effective March 2, 2009, the Fund changed its underlying index from the FTSE NAREIT Mortgage REITs Index (the “Former Index”) to the FTSE NAREIT All Mortgage Capped Index (the “New Index”). The New Index is similar to the Former Index but caps the weights of constituent securities to provide less concentrated exposure. In addition, the New Index includes securities of the Former Index as well as additional sector classifications, which will increase diversification and investability for the Fund. Accordingly, the Fund changed its name from the iShares FTSE NAREIT Mortgage REITs Index Fund to the iShares FTSE NAREIT Mortgage Plus Capped Index Fund effective March 2, 2009.

The Former Index became highly concentrated in a small number of constituents during the reporting period. Due to regulatory diversification and concentration requirements applicable to the Fund, the Fund could not become as highly concentrated as the Former Index. Consistent with the Fund’s representative sampling strategy, the Fund underweighted certain constituents of the Former Index and over-weighted its investment in non-index securities in an

February 12, 2013

attempt to track the performance of the Former Index. The stocks that the Fund underweighted generally performed better than those that it overweighted during the period. As a result, the Fund underperformed its combined benchmark by 16.76% during the reporting period.”

Due to the nature of the investment objective of the Fund to track an index, historical tracking variances cannot be expected to reverse in subsequent periods.

7. The Staff asked what the difference was between “cash held at broker at value” and “cash held at broker” in the Statements of Assets and Liabilities for the iShares MSCI Australia Index Fund.

Response: The “cash held at broker” line item is presented when a fund invests in futures contracts and cash collateral is held with the counterparty to the futures contract. The “cash held at broker” footnote reference represents the initial value or “cost” of that cash. The “cash held at broker at value” line item in the Statement of Assets and Liabilities represents the current U.S. dollar equivalent of that cash.

* * * * *

Please do not hesitate to contact me with any additional comments or questions at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	M. Neale

A. Wasserman